Exhibit 99.1

Daqo New Energy Announces Unaudited First Quarter 2013 Results

CHONGQING, China—June 7, 2013—Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the first quarter of 2013.

First Quarter 2013 Financial and Operating Highlights

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Polysilicon shipments were approximately 706 metric tons, or MT, of which 30 MT were shipped by the end of the first quarter of 2013 but will be recognized as revenue upon completion of inspection in the second quarter of 2013. Wafer shipments were 2.21 million pieces*. We also shipped 72 MT of multi-crystal silicon blocks to our customers. Revenues were $14.5 million, compared to $6.2 million in the fourth quarter of 2012 and $32.0 million in the first quarter of 2012.

•	Gross loss was $12.9 million, compared to $11.1 million in the fourth quarter of 2012 and $9.9 million in the first quarter of 2012.

•	Gross margin was negative 89.0%, compared to negative 178.5% in the fourth quarter of 2012 and negative 30.9% in the first quarter of 2012.

•	Operating loss was $16.6 million, compared to $55.9 million in the fourth quarter of 2012 and $10.8 million in the first quarter of 2012.

•	Net loss attributable to Daqo New Energy Corp. shareholders was $18.7 million, compared to$75.6 million in the fourth quarter of 2012 and $13.7 million in the first quarter of 2012.

•	Earnings per fully diluted ADS were negative $2.70, compared to negative $10.90 in the fourth quarter of 2012, and negative $1.95 in the first quarter of 2012.

*	Beginning from the first quarter of 2013, we will report wafer shipments in units of “million pieces” instead of “MW.” We believe such units for reporting wafer shipments more accurately present our operation performance. The wafers we ship are multi-crystal silicon wafers at the size of 156mm X 156mm. Each piece of our standard wafer represents approximate 4 watts while each piece of our high efficiency wafer represents approximate 4.2 watts.

“In the first quarter of 2013, we have been running our Xinjiang polysilicon facilities successfully and have achieved our initial targets for cost structure, capacity, and quality. As a result, our Xinjiang facilities have started to contribute positive cash flow since the first quarter of 2013 in this challenging market,” Commented Dr. Gongda Yao, Chief Executive Officer of the Company. “In April, we conducted several process optimization projects in our Xinjiang facilities. This enabled us to further reduce our total production cost to approximate $18/kg by the end of May.”

“We have seen average selling prices stabilizing across the solar PV value chain. The current improved financial performances of the downstream entities indicate the start of stabilization in the market. We believe today’s challenging situation is only temporary. We are confident that the political leaders of China and European Union have competence to manage the international trading conflict in the solar PV industry, so as to enable the industry to achieve a healthy and sustainable growth in the future,” Dr. Yao concluded.

First Quarter 2013 Results

Revenues

Revenues were $14.5 million, compared to $6.2 million in the fourth quarter of 2012 and $32.0 million in the first quarter of 2012.

The Company generated revenues of $11.3 million from 676 MT polysilicon sold, compared to revenues of $4.7 million from 266 MT of polysilicon sold in the fourth quarter of 2012, and revenues of $25.7 million for 964 MT of polysilicon sold in the first quarter of 2012. The increase from the fourth quarter of 2012 was primarily due to the fact that in the fourth quarter of 2012, Xinjiang facilities were in the stage of pilot production and did not contribute to revenues during this period.

The Company generated $1.7 million from sales of wafers, compared to $0.8 million in the fourth quarter of 2012 and $6.3 million in the first quarter of 2012. The increase from the fourth quarter of 2012 was primarily due to higher sales volume. The decrease from the first quarter of 2012 was primarily due to lower sales volume combined with lower average selling price.

The Company also generated $1.5 million from other businesses, such as sales of multi-crystal silicon blocks and etc.

Cost of Revenues

Cost of revenues in the first quarter of 2013 was $27.4 million, compared to $17.2 million in the fourth quarter of 2012.

The cost related to idle Wanzhou polysilicon facilities was included in the cost of revenues as $10.4 million and $9.7 million in the fourth quarter of 2012 and first quarter of 2013, respectively.

The depreciation of Xinjiang facilities of $5.9 million was also recorded in the cost of revenues in the first quarter of 2013, while Xinjiang facilities were not depreciated during the pilot production in the fourth quarter of 2012.

Gross loss and margin

Gross loss was $12.9 million, compared to $11.1 million in the fourth quarter of 2012 and $9.9 million in the first quarter of 2012.

Gross margin was negative 89.0%, compared to negative 178.5% in the fourth quarter of 2012 and negative 30.9% in the first quarter of 2012.

Gross margin improved from the fourth quarter of 2012 as a result of increased revenues generated from Xinjiang polysilicon sales and lower polysilicon production cost.

The decrease in gross margin compared to the first quarter of 2012 was primarily due to lower average selling price for polysilicon.

Selling, general and administrative expenses

Selling, general and administrative expenses were $4.1 million in the first quarter of 2013, compared to $1.8 million in the fourth quarter of 2012 and $2.4 million in the first quarter of 2012.

The increase in selling, general and administrative expenses from the fourth quarter of 2012 was primarily due to a $1.2 million increase in bad debt provision combined with a $0.4 million increase in shipping expense related to larger shipment in the first quarter of 2013.

Research and development expenses

Research and development expenses were $0.4 million in the first quarter of 2013, compared to $2.8 million in the fourth quarter of 2012 and $0.6 million in the first quarter of 2012. In the fourth quarter of 2012, the Company incurred additional research and development expenses for our Xinjiang Phase II polysilicon facilities, which didn’t recur in the first quarter of 2013.

Other operating income

Other operating income was $0.8 million in the first quarter of 2013, compared to $2.5 million in the fourth quarter of 2012 and $2.1 million in the first quarter of 2012. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, which fluctuates from period to period.

Operating loss and margin

As a result of the foregoing, operating loss was $16.6 million in the first quarter of 2013, compared to $55.9million in the fourth quarter of 2012 and $10.8 million in the first quarter of 2012.

Operating margin was negative 114.7%, compared to negative 902.5% in the fourth quarter of 2012 and negative 33.8% in the first quarter of 2012.

The operating loss in the fourth quarter of 2012 was significantly impacted by the $42.8 million in long lived asset impairment charges recorded in that period. The operating loss increase in the first quarter of 2013 compared to the fourth quarter of 2012 was primarily due to $1.2 million increase in bad debt provision combined with $1.8 million increase in gross loss which already included depreciation of Xinjiang facilities in the first quarter of 2013.

Net Interest expense

Net interest expense was $5.3 million in the first quarter of 2013, compared to $3.4 million in the fourth quarter of 2012 and $3.6 million in the first quarter of 2012. In the first quarter of 2013, the interest expense related to Xinjiang facilities was no longer being capitalized after such facilities commenced commercial production. Therefore, the interest expense in relation to the Xinjiang facilities increased $2 million in the first quarter of 2013. In the first quarter of 2013, the interest expense related to Wanzhou facilities decreased by $0.3 million due to a decrease in average outstanding loan balance.

Income tax expense / benefit

Income tax expense was $nil for the first quarter of 2013, compared to income tax expense of $19.9million in the fourth quarter of 2012 and income tax benefit of $1.6 million in the first quarter of 2012.

Net loss attributable to our shareholders and earnings per share

As a result of the aforementioned, net loss attributable to Daqo New Energy Corp. shareholders was $18.7 million in the first quarter of 2013, compared to $75.6 million in the fourth quarter of 2012 and $13.7 million in the first quarter of 2012.

Earnings per fully diluted ADS were negative $2.70 in the first quarter of 2013, compared to negative $10.90 in the fourth quarter of 2012, and negative $1.95 in the first quarter of 2012.

Financial Condition

As of March 31, 2013, the Company had $11.7 million in cash and cash equivalents and restricted cash, compared to $17.3 million as of December 31, 2012.

As of March 31, 2013, the accounts receivable balance was $19.3 million, compared to $27.8 million as of December 31, 2012. As of March 31, 2013, the notes receivable balance was $13.9 million, compared to $4.6 million as of December 31, 2012.

As of March 31, 2013, total borrowings were $301.5 million, of which $178.7 million were long-term borrowings, compared to total borrowings of $307.8 million, including $187.5 million long-term borrowings as of December 31, 2012.

Outlook for Second Quarter 2013

For the second quarter of 2013, the Company expects to ship 920 MT of polysilicon. The Company also expects to ship approximately 6.5 million pieces of wafer and 25 MT of multi-crystal silicon ingots and blocks. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on June 7, 2013.

The dial-in details for the live conference call are as follows:

United States:	+ 1-800-860-2442
International:	+ 1-412-858-4600
China(N):	10-800-712-2304
China(S):	10-800-120-2304
Hong Kong:	800-962475

The conference ID number is 10029645

You can also listen to the conference call via Webcast through the URL:

http://www.visualwebcaster.com/event.asp?id=94371

A replay of the call will be available 1 hour after the end of the conference through June 17, 2013 at 9:00am ET.

The conference call replay numbers are as follows:

United States:	+ 1-877-344-7529
International:	+ 1-412-317-0088

The conference ID number for accessing the recording is 10029645.

Investors will also have the opportunity to listen to the replay over the Internet through the investor relations section of Daqo New Energy’s web site at: www.dqsolar.com

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2013 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012

Revenues	$14,485	$6,193	$31,965
Cost of revenues	(27,376)	(17,245)	(41,846)

Gross (loss)/profit	(12,891)	(11,052)	(9,881)
Operating expenses
Selling, general and administrative expenses	(4,126)	(1,806)	(2,427)
Research and development expenses	(436)	(2,793)	(611)
Other operating income	832	2,516	2,105
Impairment of long-lived assets	—	(42,754)	—

Total operating expenses	(3,730)	(44,837)	(933)

(Loss)/income from operations	(16,621)	(55,889)	(10,814)
Interest expense	(5,278)	(3,573)	(3,965)
Interest income	25	197	327
Foreign exchange gain (loss)	1	(55)	(39)

(Loss)/Income before income taxes	(21,873)	(59,320)	(14,491)
Income tax benefit/(expense)	—	(19,917)*	1,567

Net (loss)/income from continuing operations	(21,873)	(79,237)	(12,924)

Loss from discontinued operations	—	—	(1,385)

Net (loss) income	(21,873)	(79,237)	(14,309)
Net (loss)/income attributable to noncontrolling interest	(3,209)	(3,645)	(584)

Net (loss)/income attributable to Daqo New Energy Corp. shareholders	$(18,664)	$(75,592)	$(13,725)

Net (loss) income	(21,873)	(79,237)	(14,309)
Other comprehensive income:
Foreign currency translation adjustments	1,198	2,696	657

Total other comprehensive income	1,198	2,696	657

Comprehensive (loss)/income	(20,675)	(76,541)	(13,652)
Comprehensive (loss)/income attributable to noncontrolling interest	(2,691)	(2,458)	(372)

Comprehensive (loss)/income attributable to Daqo New Energy Corp. shareholders	$(17,984)	$(74,083)	$(13,280)

(Loss)/Earnings per ADS
—Continuing operations	(2.70)	(10.90)	(1.75)
—Discontinued operations	—	—	(0.20)

Basic	(2.70)	(10.90)	(1.95)

—Continuing operations	(2.70)	(10.90)	(1.75)
—Discontinued operations	—	—	(0.20)

Diluted	(2.70)	(10.90)	(1.95)

Weighted average ADS outstanding
Basic	6,915,097	6,936,852	7,028,564
Diluted	6,915,097	6,936,852	7,028,564

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012

ASSETS:
Current Assets:
Cash and cash equivalents	5,539	6,679	99,309
Restricted cash	6,147	10,650	15,278
Accounts receivable, net	19,305	27,823	31,889
Note Receivable	13,907	4,631	7,642
Prepaid expenses and other current assets	24,265	23,934	15,519
Advances to suppliers	1,820	738	1,747
Inventories	19,305	15,136	19,258
Amount due from related party	6,944	6,562	9,812
Deferred tax assets-current	360	358	5,796

Total current assets	97,592	96,511	206,250
Property, plant and equipment, net	673,499	677,895	651,958
Prepaid land use right	36,105	36,158	35,827
Deferred tax assets	1,061	1,057	18,058
Other non-current assets	4,633	4,687	7,065

TOTAL ASSETS	812,890	816,308	919,158

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	122,834	120,280	104,829
Accounts payable	13,544	12,346	12,800
Note payable	10,671	21,334	8,466
Advances from customers	29,439	29,396	26,780
Payables for purchases of property, plant and equipment	48,737	45,469	39,847
Accrued expenses and other current liabilities	6,560	7,618	8,474
Amount due to related party	54,160	23,708	12,813
Income tax payable	161	160	15,857

Total current liabilities	286,106	260,311	229,866

Long-term borrowings	178,652	187,521	211,961
Accrued warranty cost	—	—	467
Advance from customers – long term portion	—	—	7,302
Payables for Purchases of Property, Plant and Equipment	1,131	1,126	4,164
Other long Term Liabilities	26,453	26,472	26,108

TOTAL LIABILITIES	492,342	475,430	479,868

EQUITY:

Ordinary shares	17	17	18
Treasury stock	(495)	(495)	—
Additional paid-in capital	145,101	144,756	143,426
Retained earnings	19,612	38,276	136,480
Accumulated other comprehensive income	20,232	19,552	18,890

Total Daqo New Energy Corp.’s shareholders’ equity	184,467	202,106	298,814

Noncontrolling interest	136,081	138,772	140,476

Total equity	320,548	340,878	439,290

TOTAL LIABILITIES & EQUITY	812,890	816,308	919,158

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.